[WASHINGTON BANKING COMPANY LETTERHEAD]

November 19, 2010

VIA EDGAR CORRESPONDENCE

Mr. Amit Pande, Accounting Branch Chief
Ms. Lindsay B. McCord

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:      Washington Banking Company

            File No. 000-24503

            Form 10-K
            Filed March 12, 2010

            Form 10-Q

            Filed May 7, 2010

            Form 10-Q

            Filed August 6, 2010

            Responses to Comment Letter dated July 21, 2010 and Follow-Up Comment Letter dated October 22, 2010

Dear Mr. Pande and Ms. McCord:

This letter is in response to the Staff’s comment letters dated July 21, 2010 and October 22, 2010 regarding the above-referenced filings.  Washington Banking Company (the “Company”) acknowledges that:

•        The Company is responsible for the adequacy and accuracy of the disclosures contained in the filings;

•        Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•        The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

The discussion below responds to the Staff’s comment letter and the paragraphs below are numbered to correspond to the Staff’s comments.

Form 10-Q for the Quarter Ended June 30, 2010

Condensed Consolidated Statements of Financial Condition, page 1

1.      We note you classify loans covered by the shared-loss agreement with the FDIC in a separate line item called “Covered Loans” on page 1.  Please revise your future interim and annual filings to present the line item “Covered Loans” before the allowance for loan losses line item and subtotal for “Total loans, net” on the face of the balance sheet.

Response

The SEC’s comments are noted and the Company incorporated the recommendations in its Form 10-Q filing for the quarter ended September 30, 2010 (filed on November 9, 2010) as follows:

Assets
Cash and due from banks	$24,572	$14,950
($4,627 and $1,635, respectively, are restricted)
Interest-bearing deposits	141,630	86,891
Federal funds sold	4,963	-
Total cash, restricted cash and cash equivalents	171,165	101,841
Investment securities available for sale, at fair value	200,448	80,833
Federal Home Loan Bank stock	7,576	2,430
Loans held for sale	7,785	3,232
Non-covered loans, net of allowance for loan losses	819,081	797,640
Covered loans	393,347	-
Total loans	1,212,428	797,640
Premises and equipment, net	37,462	25,495
Bank owned life insurance	17,217	16,976
Other intangible assets, net	2,919	-
Non-covered other real estate owned	4,095	4,549
Covered other real estate owned	27,250	-
FDIC indemnification asset	124,709	-
Other assets	17,130	12,875
Total assets	$1,830,184	$1,045,871

Should an allowance be recognized on covered loans in the future, we will present the covered loans net of the allowance and include appropriate disclosure related to the allowance for loan losses on covered loans.

Notes to Condensed Consolidated Financial Statements

Note (3) Business Combinations

FDIC Indemnification Asset, page 11

2.      We note your disclosure that you are accreting into noninterest income the difference between the present value of cash flows and the undiscounted value of cash flows you expect to collect from the FDIC over the life of the indemnification asset.  Please tell us how you determined it was appropriate to accrete the difference due to the time value of money and reference the accounting guidance you relied upon.  In addition, please tell us and disclose in future filings the portion of the $0.79 million accretion on page 15 that relates to this accounting treatment.

Response

The Company elected to account for amounts receivable under the loss share agreement as an indemnification asset and initially recorded the fair value in accordance with FASB ASC 805.  The FDIC indemnification asset is initially recorded at fair value based on the discounted value of expected future cash flows under the loss share agreement.  The difference between the present value and the undiscounted cash flows the Company expects to collect from the FDIC will be accreted into noninterest income over the life of the FDIC indemnification asset, in a manner consistent with the expected future cash flows. We believe this accounting treatment is consistent with one of the methods currently applied by the industry.

For the quarter ended June 30, 2010 the entire $0.79 million was due to this accounting treatment.

In future filings the Company will include a detailed discussion of the accounting treatment for the FDIC Indemnification asset in Footnote 1- Description of Business and Summary of Significant Accounting Policies.  The Company included the following in its Form 10-Q filing for the quarter ended September 30, 2010 (filed on November 9, 2010), in Footnote 1 of the Notes to the Financial Statements:

            FDIC Indemnification Asset: The Company has elected to account for amounts receivable under the loss share agreement as an indemnification asset in accordance with FASB ASC 805. The FDIC indemnification asset is initially recorded at fair value, based on the discounted value of expected future cash flows under the loss share agreement. The difference between the present value and the undiscounted cash flows the Company expects to collect from the FDIC will be accreted into noninterest income over the life of the FDIC indemnification asset.

            The FDIC indemnification asset is reviewed quarterly and adjusted for any changes in expected cash flows based on recent performance and expectations for future performance of the covered portfolio. These adjustments are measured on the same basis as the related covered loans and covered other real estate owned. Any increases in cash flow of the covered assets over those expected will reduce the FDIC indemnification asset and any decreases in cash flow of the covered assets under those expected will increase the FDIC indemnification asset. Increases and decreases to the FDIC indemnification asset are recorded as adjustments to noninterest income over the life of the loss share agreements.

Additionally, in future filings the Company will include a footnote detailing the activity including the accretion income for the period.  The following footnote was included in the Form 10-Q filing for the quarter ended September 30, 2010 (filed on November 9, 2010):

            c) FDIC Indemnification Asset: The following table summarizes the activity related to the FDIC indemnification asset for the three and nine months ended September 30, 2010:

(dollars in thousands)	Three Months Ended
	September 30, 2010
	City Bank	North County Bank	Total
Balance, beginning of period	$84,897	$-	$84,897
Acquisition	-	39,000	39,000
Accretion	812	-	812
Payments from the FDIC	-	-	-
Balance, end of period	$85,709	$39,000	$124,709

(dollars in thousands)	Nine Months Ended
	September 30, 2010
	City Bank	North County Bank	Total
Balance, beginning of period	$-	$-	$-
Acquisition	84,113	39,000	123,113
Accretion	1,596	-	1,596
Payments from the FDIC	-	-	-
Balance, end of period	$85,709	$39,000	$124,709

Note (5) Covered Assets and FDIC Indemnification Asset

( c) FDIC Indemnification Asset, page 15

3.      We note your disclosure that adjustments to the indemnification asset due to changes in expected cash flows are measured on the same basis as the related covered loans and covered other real estate owned.  Please tell us and revise your future filings to be more specific with respect to how and when adjustments to the indemnification asset are recognized.  For example, when cash flow estimates are adjusted upward, explain whether you are accreting those adjustments over the life of the related covered loans.  Additionally, when cash flow estimates are adjusted downward, explain whether you are recognizing the impairment immediately in income.

Response

The Company has expanded its discussion of the accounting for the indemnification asset in the Summary of Critical Accounting Policies section of its Form 10-Q filing for the quarter ended September 30, 2010 (filed on November 9, 2010) as follows:

            FDIC Indemnification Asset: The Company has elected to account for amounts receivable under the loss share agreement as an indemnification asset in accordance with FASB ASC 805, Business Combinations. The FDIC indemnification asset is initially recorded at fair value, based on the discounted value of expected future cash flows under the loss share agreement. The difference between the present value and the undiscounted cash flows the Company expects to collect from the FDIC will be accreted into noninterest income over the life of the FDIC indemnification asset.

            The FDIC indemnification asset is reviewed quarterly and adjusted for any changes in expected cash flows based on recent performance and expectations for future performance of the covered portfolio. These adjustments are measured on the same basis as the related covered loans and covered other real estate owned. Any increases in cash flow of the covered assets over those expected will reduce the FDIC indemnification asset and any decreases in cash flow of the covered assets under those expected will increase the FDIC indemnification asset. Increases and decreases to the FDIC indemnification asset are recorded as adjustments to noninterest income over the life of the loss share agreements.

Note (9) Fair Value Measurements, page 19

4.      We note your response to prior comment 4 from our letter dated July 21, 2010, and your disclosure on the valuation of impaired loans on page 21.  Please revise future filings to include enhanced disclosures on your appraisal process similar to the discussion provided in your response.

Response

The Company included the following in Footnote 11- Fair Value Measurements of its Form 10-Q filing for the quarter ended September 30, 2010 (filed on November 9, 2010):

            The Company generally obtains appraisals for collateral dependent loans on an annual basis. Depending on the loan, the Company may obtain appraisals more frequently than 12 months, particularly if the credit is deteriorating. If the loan is performing and market conditions are stable, the Company may not obtain appraisals on an annual basis. This policy does not vary by loan type.

            The Company deducts a minimum of 10% of the appraised value for selling costs. If the property has been actively listed for sale for more than six months and has had limited interest, the Company will typically reduce the fair value further based upon input from third party industry experts. This includes adjustments for outdated appraisals based on knowledgeable third party opinions.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of Critical Accounting Policies

Acquired Loans, page 25

5.     We note your disclosure on page 25 that you accounted for all acquired loans from the FDIC assisted acquisition of City Bank under ASC 310-30.  In addition, we note that you aggregated the acquired loans into 18 pools based on common risk characteristics.  Please address the following regarding your application of ASC 310-30:

•       Tell us and revise your disclosures in future filings to more clearly explain how you determined the purchase loans that were subject to ASC 310-30.  Also tell how you determined that separate identification of your credit impaired purchased loans that were subject to ASC 310-30 from your non-credit impaired loans that were not subject to ASC 310-30 was not required.

Response

We evaluated each of the acquired City Bank loans under ASC 310-30 to determine loans for which 1) there was evidence of credit deterioration since origination and 2) it was probable that we would not collect all contractually required payments receivable.  We determined the best indicator of such evidence was an individual loan’s accrual status.  Therefore, an individual loan on nonaccrual at the acquisition date (generally 90 days or greater contractually past due) was deemed to be non-performing credit impaired and therefore within the scope of ASC 310-30.  Acquired loans that were accruing at the acquisition date were separately identified and labeled performing credit impaired loans.

Pursuant to an AICPA letter dated December 18, 2009, the AICPA summarized the SEC Staff’s view regarding the accounting in subsequent periods for discount accretion associated with non-credit impaired loans acquired in a business combination or asset purchase. Regarding the accounting for such loans, in the absence of further standard setting, the AICPA understands that the SEC Staff would not object to an accounting policy based on contractual cash flows or an accounting policy based on expected cash flows.  We believe analogizing to ASC 310-30 is an appropriate method to follow in accounting for the credit-related portion of the fair value discount on the performing credit impaired loans. By doing so, these loans, which are labeled performing credit impaired, are only being accreted up to the cash flows that we expected to receive at acquisition of the loan. Given the lending practices of the institution from which the loans were acquired, and in estimating the expected cash flows for each designated pool, all loans acquired were recognized to have some degree of credit impairment.

•        Tell us and disclose in detail how you segregated the acquired loans into 18 pools for accretion and impairment testing purposes.  Tell the basis for segregation of the pools.  Identify the specific loan characteristics that were used for segregation.  Identify whether performing and nonperforming loans were separately segregated.

Response

ASC 310-30-15-6 states that “for purposes of applying the recognition, measurement, and disclosure provisions of this Subtopic for loans that are not accounted for as debt securities, investors may aggregate loans acquired in the same fiscal quarter that have common risk characteristics and thereby use a composite interest rate and expectation of cash flows expected to be collected for the pool.”   Common risk characteristics are defined in ASC 310-30 as loans with similar credit risk or risk ratings, and one or more predominant risk characteristics, such as financial asset type, collateral type, size, interest rate, date of origination, term, and geographic location.

Based on the guidance in ASC 310-30, loans with similar risk characteristics and cash flow terms were aggregated as single loan pool.  Specifically, the following characteristics were taken into account when segmenting the portfolio:  1) Performing or Nonperforming (Nonaccrual) and 2) Type of Loan.

As a result, we created 18 loan pools (9 performing / 9 nonperforming) in the following categories: (a) commercial & industrial, (b) commercial mortgage – construction, (c) commercial mortgage – permanent – gas station, (d) commercial mortgage – permanent – hospitality, (e) commercial mortgage – permanent – land, (f) commercial mortgage – permanent – multifamily, (g) commercial mortgage – permanent – other, (h) consumer, and (i) residential mortgage.

•        Tell us and disclose the amount of loans that were performing versus nonperforming as of the acquisition date for each loan category.

Response

Pool Description	Acquisition Fair Value	Acquisition Unpaid Principal Balance
C&I - Nonperforming	$400,255	$785,034
C&I - Performing	$13,379,982	$15,408,932
Commercial Mortgage - Construction - Nonperforming	$18,487,407	$39,057,482
Commercial Mortgage - Construction - Performing	$40,395,144	$54,787,871
Commercial Mortgage - Permanent - Gas Station - Nonperforming	$3,349,553	$5,743,795
Commercial Mortgage - Permanent - Gas Station - Performing	$33,973,735	$40,198,030
Commercial Mortgage - Permanent - Hospitality - Nonperforming	$12,986,012	$26,059,104
Commercial Mortgage - Permanent - Hospitality - Performing	$115,687,918	$148,131,025
Commercial Mortgage - Permanent - Land - Nonperforming	$1,494,268	$3,227,116
Commercial Mortgage - Permanent - Land - Performing	$8,931,912	$12,059,332
Commercial Mortgage - Permanent - Multifamily - Nonperforming	$539,201	$856,126
Commercial Mortgage - Permanent - Multifamily - Performing	$3,036,399	$3,627,996
Commercial Mortgage - Permanent - Other - Nonperforming	$1,390,235	$5,127,008
Commercial Mortgage - Permanent - Other - Performing	$40,778,043	$55,488,554
Consumer - Nonperforming	$4,549	$47,037
Consumer - Performing	$638,453	$790,742
Residential Mortgage - Nonperforming	$6,523,731	$11,962,681
Residential Mortgage - Performing	$21,844,876	$23,226,036
	$323,841,673	$446,583,900

Total Performing	$278,666,462	$353,718,518
Total Nonperforming	$45,175,211	$92,865,382

•        Please tell us the specific information you reviewed at the individual loan level in order to determine that you would not be able to collect all contractually required payments pursuant to ASC 310-30-05.

Response

As discussed above, we believe that a loan’s delinquency and accrual status is the best indicator of whether a loan is credit impaired and therefore within the scope of ASC 310-30.  We specifically reviewed each acquired loan’s delinquency and accrual status as of the acquisition date and for those on nonaccrual (generally 90 days or greater contractually past due) it was determined that collection of all contractually required payments was not probable pursuant to ASC 310-30.

•        In cases where you may have determined that a loan evidenced impairment even though it was performing under the terms of the loan agreement, please tell us in detail how you determined that the loan exhibited signs of credit deterioration such that you would not be able to collect all contractually required payments under ASC 310-30.  Identify the information you relied on in making that determination.

Response

Expected losses on performing loans were determined through application of either a constant default rate (CDR) curve with loss severity assumptions or through a cumulative loss curve.  The loan loss assumptions were based on market data and experience related to valuations and performance of similar loan portfolios.

Financial Condition Overview

Covered Loans, page 34

6.      We note from your disclosure on page 34 that covered loans are excluded from your loan portfolio composition table.  Please revise future interim and annual filings to either include the covered loans in this tabular disclosure or present a similar table for you covered loans.

Response

The Company included the following table in its September 30, 2010 10-Q filing:

            Covered Loans: At September 30, 2010, covered loans totaled $393.3 million, resulting from the second quarter acquisition of City Bank and the third quarter acquisition of North County Bank.  The following table further details the major components of the covered loan portfolio:

(dollars in thousands)	September 30, 2010
Commercial	$37,250
Real estate mortgages:
One-to-four family residential	19,217
Multi-family residential and commercial	309,346
Total real estate mortgages	328,563

Real estate construction:
One-to-four family residential	78,411
Multi-family and commercial	92,906
Total real estate construction	171,317

Consumer – direct	23,159
Subtotal	560,289
Fair value discount	(166,942)
Total covered loans	$393,347

            The covered loans are subject to loss sharing agreements with the FDIC. The covered loans acquired are, and will continue to be, subject to the Company’s internal and external credit review and monitoring. If credit deterioration is experienced subsequent to the initial acquisition fair value amount, such deterioration will be measured, and a provision for credit losses will be charged to earnings. These provisions will be mostly offset by an increase to the FDIC indemnification asset, and will be recognized in noninterest income.

Credit Risks and Asset Quality

Credit Risks, page 34

7.      We note your disclosure on page 35 that covered loans and other real estate owned are not reflected in any of the amounts or asset quality measures including ratios provided in your asset quality tabular disclosure.  We believe a best practice would be to present this information gross, including the FDIC covered assets, with transparent quantification of the amount of covered assets included as well as quantification of the impact the covered assets have on the data.  As such, please revise future interim and annual filings to present this information gross with the accompanying additional disclosures relating to the covered assets.

Response

The Company did not provide combined covered/non-covered data because it believes the risk characteristics of the assets are substantially different.  However, the Company included a separate disclosure with respect to the nonperforming covered loans and covered other real estate owned in its Form 10-Q filing for the quarter ended September 30, 2010 (filed on November 9, 2010) as follows:

            The following table summarizes the Company’s covered, nonperforming assets at September 30, 2010:

(dollars in thousands)	September 30, 2010
Covered nonaccrual loans	$102,917
Covered restructured loans	14,762
Total covered nonperforming loans	117,679
Covered other real estate owned	27,250
Total covered nonperforming assets	$144,929

Total covered impaired loans	$117,679
Covered accruing loans past due 90
days or more	-

Covered nonperforming loans to total covered loans	29.92%
Covered nonperforming assets to total assets	7.92%

            There were no specific reserves in the allowance for loan losses related to covered impaired loans at September 30, 2010.

8.      We note your disclosure on page 36 that non-covered impaired loans totaled $5.58 million at June 30, 2010 and $3.40 million at December 31, 2009.  Please revise future interim and annual filings to include the following disclosures required by ASC 310-10-50-15:

•        The amount of impaired loans for which there is a related allowance for credit losses and the amount of that allowance;

•        The amount of impaired loans for which there is no related allowance for credit losses determined;

•        A narrative description of you policy for recognizing interest income on impaired loans, including how cash receipts are recorded; and

•        Your average recorded investment in impaired loans during each period for which results of operations are presented.

Response

The Company included the following disclosures in its Form 10-Q filing for the quarter ended September 30, 2010 (filed on November 9, 2010):

            A loan is considered impaired when, based upon currently known information, it is deemed probable that the Company will be unable to collect all amounts due as scheduled according to the original terms of the agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, based on the loan’s observable market price or the fair value of collateral, if the loan is collateral dependent.

            Interest income previously accrued on nonaccrual loans, but not yet received, is reversed in the period the loan is placed on nonaccrual status. Payments received are generally applied to principal. However, based on management’s assessment of the ultimate collectability of an impaired or nonaccrual loan, interest income may be recognized on a cash basis. Nonaccrual loans are returned to an accrual status when management determines the circumstances have improved to the extent that there has been a sustained period of repayment performance and both principal and interest are deemed collectible.

            Non-Covered Nonperforming Assets

            The following table summarizes the Company’s non-covered, nonperforming assets at September 30, 2010 and December 31, 2009:

(dollars in thousands)	September 30,	December 31,
	2010	2009
Non-covered nonaccrual loans	$16,420	$3,395
Non-covered restructured loans	5,098	-
Total non-covered nonperforming loans	21,518	3,395
Non-covered other real estate owned	4,095	4,549
Total non-covered nonperforming assets	$25,613	$7,944

Total non-covered impaired loans	$21,518	$3,395
Non-covered accruing loans past due 90
days or more	-	-
Non-covered potential problem loans (1)	12,497	4,586
Allowance for loan losses	17,936	16,212

Non-covered nonperforming loans to total
non-covered loans	2.57%	0.42%
Allowance for loan losses to total non-covered loans	2.14%	1.99%
Allowance for loan losses to non-covered
nonperfoming loans	83.35%	477.53%
Non-covered nonperforming assets to total assets	1.40%	0.76%

            (1)        Non-covered potential problem loans represent loans where known information about possible credit problems of borrowers causes management to have serious doubts about the ability of such borrowers to comply with the present loan repayment terms.

            At September 30, 2010 and December 31, 2009, non-covered impaired loans totaling $12.1 million and $3.4 million had related specific reserves in the allowance for loan losses of $2.1 million and $1.2 million, respectively. Non-covered impaired loans without related specific reserves in the allowance for loan losses at September 30, 2010, totaled $9.4 million. At December 31, 2009, all non-covered impaired loans had related specific reserves in the allowance for loan losses. The average recorded investment in non-covered impaired loans was approximately $6.9 million during the nine months ended September 30, 2010, and $5.7 million for the year ended December 31, 2009.

            At September 30, 2010, non-covered impaired loans of $5.1 million were classified as nonaccruing restructured loans. There were no restructured loans at December 31, 2009. The restructurings were granted in response to borrower financial difficulty, and generally provide for a temporary modification of loan repayment terms. The Company has no obligations to lend additional funds on the non-covered restructured loans at September 30, 2010.

            Non-covered impaired loans totaled $21.5 million at September 30, 2010, compared to $3.4 million at December 31, 2009.  The increase in total non-covered impaired loans for the period was attributable to the continued deterioration in the Company's loan portfolio resulting from the low-level of regional economic activity.  Non-covered impaired loans are primarily concentrated in construction and development within Skagit County.

            The following table summarizes the Company’s non-covered, nonperforming loans, by location, at September 30, 2010:

(dollars in thousands)
							Percent of
							total NPL
	Island	King	Skagit	Whatcom			by loan
NPL by location	County	County	County	County	Other	Total	type
Commercial loans	$369	$-	$2,201	$-	$102	$2,672	12.42%
Real estate mortgages	1,090	2,109	1,363	884	-	5,446	25.31%
Real estate construction loans	5,483	-	6,944	825	-	13,252	61.59%
Consumer loans	148	-	-	-	-	148	0.68%
Total	$7,090	$2,109	$10,508	$1,709	$102	$21,518	100.00%

Percent of total NPL by location	32.95%	9.80%	48.83%	7.94%	0.48%	100.00%

9.      We note your response to prior comment 8 from our letter dated July 21, 2010, and your non-performing assets disclosure on page 35.  In addition, we note from your disclosures on page 36 that your allocation of the allowance to real estate mortgage declined from December 31, 2009 to June 30, 2010 even though 51% of your charge-offs for the six months ended were in real estate.  In an effort to bridge the gap between observed changes in non-performing loans with the allocation of your allowance for loan losses and charge-offs during the period, please revise your future filings to provide an enhanced discussion of your non-performing loans so that a reader can understand how changes in risks in the portfolio during each period relate to the loan loss allowance established at period-end.

Response

The Company enhanced its disclosure in the Form 10-Q filing for the quarter ended September 30, 2010 (filed on November 9, 2010) to include additional detail regarding charge-offs.  Specifically, it disclosed separately the amount of Real Estate Construction charge-offs that were previously included in the Real Estate category.  It also provided an enhanced discussion of the changes in the allocation of the allowance as follows:

            The following table summarizes the Company’s allocation of allowance for loan losses:

(dollars in thousands)	September 30, 2010			December 31, 2009
		% of	% of		% of	% of
	Amount	Allowance	Loans	Amount	Allowance	Loans
Commercial	$4,227	23.57%	17.61%	$1,515	9.34%	11.50%
Real estate mortgage	6,040	33.68%	47.83%	8,060	49.72%	51.03%
Real estate construction	4,596	25.62%	12.97%	2,330	14.37%	13.59%
Consumer	3,073	17.13%	21.59%	4,307	26.57%	23.88%
Total	$17,936	100.00%	100.00%	$16,212	100.00%	100.00%

            The increase in the allocation of the allowance for loan losses for commercial loans was primarily attributable to the growth in the commercial loan portfolio. At September 30, 2010, commercial loans totaled $147.0 million, compared to $93.3 million at December 31, 2009, an increase of $53.7 million, or 57.6%. The increase in the allocation of the allowance for loan losses related to real estate construction loans was primarily attributable to the continued stress on the portfolio.

            While the Company believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments to the allowance for loan losses, and net income could be significantly affected if circumstances differ substantially from the assumptions used in making the final determination. Based on the assessment of loan quality, the Company believes that the current allowance for loan losses is appropriate under the current circumstances and economic conditions.

            Asset Quality: The following table sets forth historical information regarding the Company's allowance for loan losses and net charge-offs:

(dollars in thousands)	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Balance at beginning of period	$16,975	$14,770	$16,212	$12,250
Provision for loan losses	3,950	2,500	8,650	7,950
Charge-offs:
Commercial	(763)	(63)	(1,887)	(620)
Real estate mortgage	(791)	(829)	(1,478)	(1,113)
Real estate construction	(1,175)	(431)	(2,872)	(1,878)
Consumer
Direct	(134)	(218)	(467)	(570)
Indirect	(352)	(650)	(1,149)	(1,781)
Total charge-offs	(3,215)	(2,191)	(7,853)	(5,962)

Recoveries:
Commercial	16	208	159	474
Real estate mortgage	20	326	25	357
Real estate construction	1	36	108	49
Consumer
Direct	21	31	82	104
Indirect	168	202	553	660
Total recoveries	226	803	927	1,644
Net charge-offs	(2,989)	(1,388)	(6,926)	(4,318)
Balance at end of period	$17,936	$15,882	$17,936	$15,882

Allowance for Loan Losses, page 35

10.  We note your response to prior comment 9 from our letter dated July 21, 2010, and you formula allowance disclosures on page 35.  In addition, we note your ran the previous and current model at both December 31, 2009 and March 31, 2010 and determined that there was no material difference in the results.  Please revise your future filings to disclose the changes and improvements made in your formula allowance methodology at March 31, 2010, similar to that provided in your response.  Please provide us with your proposed disclosures.

Response

The Company provided the following disclosure with respect to the change in the Allowance methodology in its Form 10-Q filing for the quarter ended September 30, 2010 (filed on November 9, 2010):

            The Company refined its formula component of the allowance for loan losses model at March 31, 2010. Previous to March 31, 2010, the Company used a less robust model. The Company back-tested the revised model as of December 31, 2009 and ran both models as of March 31, 2010 to ensure consistency and reasonableness of results. At March 31, 2010, the Company chose to move to the revised model as we believe it is more robust, consistent with GAAP and provides additional granularity to the analysis.

            Given the fact that the Company ran both models for two periods and both models produced materially similar results, it was determined there was no impact to the allowance or provision for loan losses, nor any significant changes to internal controls, as a result of the change.

            The similarities of the models include:

•         Consideration of loan grade classification

•         Consideration of loan type

•         Consideration of historical loss rates

•         Consideration of the underlying business and economic and business conditions

            The improvements included in the new model include:

•         Consideration of PD and LGD rates based on geographic/size peer data

•         Additional weight given to recent periods when calculating PD and LGD

•         PD and LGD based on loan type

•         Loan level consideration given to Past Due history

•         Additional detail/input for economic conditions/trends available

11.   We note from your allocation of the allowance for loan losses disclosure on page 36 that the percentage of loans column excluded covered loans.  In addition, it is not clear from your allowance roll-forward how you considered the effect of the loss sharing agreement on your provision for loan losses.  Please revise your percentage of loans column in your allocation table to include covered loans in future interim and annual filings.  In addition, for your allowance for loan losses roll-forward please clearly show the effect the loss sharing agreement had on your provision for loan losses.  For example, include a separate line item quantifying the provision before expected reimbursements from the FDIC.

Response

The Company does not consider covered loans in its evaluation of the allowance for loan losses and the loss sharing agreement did not impact the allowance.  Covered loans are evaluated separately for impairment based on the Company’s evaluation of expected future cash flows.  Should an allowance be recognized on covered loans in the future, we will present the covered loans net of the allowance and include appropriate disclosure related to the allowance for loan losses on covered loans.

The Company provided the following disclosure in footnote 1- Description of Business and Summary of Significant Accounting Policies in the Form 10-Q filing for the quarter ended September 30, 2010 (filed on November 9, 2010) regarding the accounting for acquired loans:

            Acquired Loans: Acquired loans are valued as of acquisition date in accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) 805, Business Combinations. Loans purchased with evidence of credit deterioration since origination for which it is probable that all contractually required payments will not be collected are accounted for under FASB ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. In addition, because of the significant discounts associated with the acquired portfolios, the Company elected to account for all acquired loans under ASC 310-30.

            In accordance with FASB ASC 310-30, acquired loans are aggregated into pools, based on individually evaluated common risk characteristics, and aggregate expected cash flows were             estimated for each pool. A pool is accounted for as a single asset with a single interest rate, cumulative loss rate and cash flow expectation. The Bank aggregated all of the loans acquired in the FDIC-assisted acquisitions of City Bank and North County Bank into 18 and 14 pools, respectively. A loan will be removed from a pool of loans only if the loan is sold, foreclosed, assets are received in satisfaction of the loan, or the loan is written off, and will be removed from the pool at the carrying value. If an individual loan is removed from a pool of loans, the difference between its relative carrying amount and the cash, fair value of the collateral, or other assets received will be recognized in income immediately and would not affect the effective yield used to recognize the accretable difference on the remaining pool. Loans originally placed into a performing pool will not be reported individually as 30-89 days past due, non-performing (90+ days past due or nonaccrual) or accounted for as a troubled debt restructuring as the pool is the unit of accounting. Rather, these metrics related to the underlying loans within a performing pool will be considered in our ongoing assessment and estimates of future cash flows. If, at acquisition, the loans are collateral dependent and acquired primarily for the rewards of ownership of the underlying collateral, or if cash flows expected to be collected cannot be reasonably estimated, accrual of income is inappropriate. Such loans will be placed into nonperforming (nonaccrual) loan pools.

            The cash flows expected to be received over the life of the pool were estimated by management with the assistance of a third party valuation specialist. These cash flows were input into a ASC 310-30 compliant accounting loan system which calculates the carrying values of the pools and underlying loans, book yields, effective interest income and impairment, if any, based on actual and projected events. Default rates, loss severity and prepayment speed assumptions will be periodically reassessed and updated within the accounting model to update the expectation of future cash flows. The excess of the cash flows expected to be collected over the pool’s carrying value is considered to be the accretable yield and is recognized as interest income over the estimated life of the loan or pool using the effective yield method. The accretable yield will change due to changes in the timing and amounts of expected cash flows. For the performing loan pools, a prepayment assumption, as documented by the valuation specialist, is initially applied. Changes in the accretable yield will be disclosed quarterly.

            The excess of the contractual balances due over the cash flows expected to be collected is considered to be the nonaccretable difference. The nonaccretable difference represents the estimate of the credit losses expected to occur and was considered in determining the fair value of the loans as of the acquisition date. Subsequent to the acquisition date, any increases in expected cash flows over those expected at purchase date in excess of fair value are adjusted through the accretable difference on a prospective basis. Any subsequent decreases in expected cash flows over those expected at purchase date are recognized by recording a provision for loan losses. Any disposals of loans, including sales of loans, payments in full or foreclosures, result in the removal of the loan from the pool at its carrying amount.

If you have any questions, please call me directly at (360) 757-5062.

Sincerely,

/s/ Rick Shields

Rick Shields

Executive Vice President & Chief Financial Officer

Washington Banking Company